Neuralstem, Inc.

October 5, 2010

Staci Shannon
Staff Accountant
United States Securities and Exchange Commission
Washington, DC 20549

Telephone Number: (202) 551-3374

RE:	Neuralstem, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 001-33672

Dear Ms. Shannon:

We are submitting this letter in response to your comments of September 17, 2010, with regard to the above referenced filings of Neuralstem, Inc.  (“Company”).  This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Form l0-K for the Fiscal Year Ended December 31,2009

Item 8.  Financial Statements and Supplementary Data
 Notes to Financial Statements, page 36

1.
You disclose on page 7 that you conduct research and development through research collaborations. On the same page, you also disclose a number of projects for which you may be required to pay for certain costs and expenses incurred in connection with the research. Please provide us proposed revised disclosure to be included in future filings that includes the significant terms of your research and development agreements and any other material agreements within your notes to the financial statements, including the following:

•	Payments made or future obligations under the arrangements, including a summary of events triggering your obligation and the accounting treatment;

•	Length of the agreements; and

•	Termination provisions of the agreements.

Where uncertainties prevent making a reasonable estimate of the future obligations, explain those uncertainties.

Response:    We currently undertake sponsored research collaborations with a number of private and public entities.  Although the existence of these collaborations and the general terms under which we conduct them are material to an understanding of our general business and ownership of intellectual property, the underlying economics of these relationships are typically not material to our financial performance.  Generally each party is either responsible for its own expense or a budget is mutually agreed to, there are no royalty payment requirements and the studies can be terminated by either party by providing 90 days written notice.  Historically, these expenses have totaled between $50,000 and $100,000 over the life of the agreements and do not include any termination payments.

Neuralstem, Inc.

To that extent that we enter into any financially material collaborations or agreements in the future, we will include the following disclosure:

“On [______], we entered into a [ type of agreement] with [name of party] for the purpose of [ purpose of agreement].   The term of the agreement is for a period of [time of agreement] over which time we anticipate expending [ ____ in cash in connection therewith] or [at this time we are not able to reasonably estimate our future obligations under this agreement but anticipate payments of between ____ and _____].  Payments under the agreement will be made [ terms under which payments are to be made].  The agreement may be terminated [ Description of termination provisions and any payments required upon early termination].”

Note 2.                      Stockholders' (Delicit) Equity
Stock Warrants, page 40

2.
Please tell us why you believe the fair value you have assigned to the liability classified warrants complies with GAAP given that a Black-Scholes option pricing model is not designed to attribute fair value to the price protection features of your warrants. Binomial or lattice models are better suited to handle this feature.

Response:  In certain instances, Binomial pricing models may be more effective in valuing “price protection” features in warrants than the Black-Scholes pricing model.  However, do to the characteristics of our warrants (as discussed below) both methods result in relatively the same valuation with the difference being immaterial.   Accordingly, to maintain consistency across all of our derivative instruments, we have elected to use the Black Scholes pricing model.

Neuralstem has warrants outstanding that have been classified as “derivatives” for accounting purposes. As a result, we value these warrants quarterly and report them as a liability with the change in fair value reported in our statements of operations.   The calculation was done using the Black-Scholes option pricing model.

Neuralstem, Inc.

Hoadley Trading and Investment Tools software was used to calculate the estimated fair value of the warrants under both the Black Scholes and Binomial warrant valuation models which resulted in the following valuations:

•	For 12/31/2009

o	Using the Black-Scholes Formula:	$6,462,039

o	Using the Binomial Formula:	$6,434,964

o	Difference	$27,075

o	Percentage of net loss	0.26%

•	For 6/30/2010

o	Using the Black-Scholes Formula:	$2,179,820

o	Using the Binomial Formula:	$2,189,665

o	Difference	$9,845

o	Percentage of net loss – six months	0.008%

Key assumptions for Binomial Warrant valuation:
	31-Dec-09	30-Jun-10
Expected life (days)	219 to 720	121
Interest rate	.2% to 1.14%	0.18%
Expected volatility	62% to 98%	61%
Strike Price	$1.10 to $1.25	$1.25
Underlying Asset Price	$1.79	$2.50
Number of binomial tree steps	15	10
Total warrants	8,227,257	1,742,393

Under certain circumstances, a warrant with a price protection feature would be significantly more valuable than a warrant without such price protection. This is not the case with Neuralstem’s warrants at the dates being reported in the Company’s financial statements because:

•	The “price protection” feature of these warrants is only triggered when the Company issues common stock or common stock equivalents at a price below the current exercise price of the warrants.

Neuralstem, Inc.

•
Neuralstem’s common shares (AMEX:CUR) closed at $1.79 on December 31, 2009, at $2.05 on March 31, 2010 and $2.50 on June 30, 2010.  The common shares closed at $2.52 on September 30, 2010 the date of this response.

•	The exercise price of the warrants is $1.25 or less.

•	The warrants are near expiration. The last remaining warrant expires in February 2011.

•	The wide difference between the market price of the Company’s common stock and exercise price of the warrants leaves the holder with little opportunity to benefit from the price protection feature,

•	The short remaining life of the warrants results in a low volatility rate which drives the option value towards the difference spot and strike price, and

•	70% of the warrants were exercised in January and February 2010.

Item 11. Executive Compensation
Employment Agreements and Arrangements and Change-In-Control Arrangements, page 53

3.
You describe the employment agreements between the company and CFO John Conron as well as Senior Vice President Thomas Hazel, but do not file these agreements as exhibits to your filing. Please amend your Form 10-K for the fiscal year ended December 31, 2009 to file these employment agreements as exhibits.

Response:    Mr. Conron’s employment agreement terminated on April 1, 2008 pursuant to its terms.  Accordingly, Mr. Conron is currently an at-will employee.  We will update future filings with regard to this information.  With regard to Dr. Hazel, we have amended our annual report to include his agreement as an exhibit.

We hereby acknowledge that:

•
should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Neuralstem, Inc.

•
The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 /s/ I. Richard Garr

I. Richard Garr
Chief Executive Officer